WOLLMUTH MAHER & DEUTSCH LLP
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TELEPHONE (212) 382-3300
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04035787

July 21, 2004

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on July 14, 2004, (ii) one (1) announcement released to the LSE on July 19, 2004, and (iii) one (1) announcement released to the LSE on July 21, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dw 7/27

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	**Marks and Spencer Group plc**
2. Name of shareholder having a major interest	Deutsche Bank AG
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Deutsche Bank AG
5. Number of shares/amount of stock acquired	88,675,625
6. Percentage of issued class	3.89%
7. Number of shares/amount of stock disposed	
8. Percentage of issued class	
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	9 July 2004
11. Date company informed	13 July 2004
12. Total holding following this notification	190,572,258
13. Total percentage holding of issued class following this notification	8.37%
14. Any additional information	Notification in respect of section 198 Companies Act 1985
15. Name of contact and telephone number for queries	Helen Baker – 0207 268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	14 July 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	UBS Investment Bank
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	UBS Investment Bank
5. Number of shares/amount of stock acquired	19,188,339
6. Percentage of issued class	0.84%
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	14 July 2004
11. Date company informed	16 July 2004
12. Total holding following this notification	91,743,426
13. Total percentage holding of issued class following this notification	4.03%
14. Any additional information	N/A
15. Name of contact and telephone number for queries	Helen Baker 020 7268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker - Assistant Company Secretary
17. Date of notification	19 July 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	209657

All relevant boxes should be completed in block capital letters.

1. Name of company	**Marks and Spencer Group plc**
2. Name of shareholder having a major interest	Deutsche Bank AG
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	Deutsche Bank AG
5. Number of shares/amount of stock acquired	
6. Percentage of issued class	1.20%
7. Number of shares/amount of stock disposed	27,444,005
8. Percentage of issued class	
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	16 July 2004
11. Date company informed	20 July 2004
12. Total holding following this notification	163,128,253
13. Total percentage holding of issued class following this notification	7.16%
14. Any additional information	Notification in respect of section 198 Companies Act 1985
15. Name of contact and telephone number for queries	Helen Baker – 0207 268 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	21 July 2004